BENEFICIARY

You may designate or change a beneficiary. Your request must be in writing and in a form which meets our needs. It will take effect only when we file it at our Service Office; this will be after you send the contract to us to be endorsed, if we ask you to do so. Then any previous beneficiary's interest will end as of the date of the request. It will end then even if the Annuitant is not living when we file the request. Unless otherwise stated, we will make payment to the beneficiary only if the Annuitant dies before the annuity date. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

When a beneficiary is designated, any relationship shown to the Annuitant, unless otherwise stated. To show priority, we may use numbered classes, so that the class with first priority is called class 1, the class with next priority is called class 2, and so on. When we use numbered classes, these statements apply to beneficiaries less the form states otherwise:

1. One who survives the Annuitant will have the right to be paid only if no one in a prior class survives the Annuitant.

2. One who has the right to be paid will be the only one paid if no one else in the same class survives the Annuitant.

3. Two or more in the same class who have the right to be paid will be paid in equal shares.

4. If none survives the Annuitant, we will pay in one sum to the Annuitant's estate.

Example: Suppose the class 1 beneficiary is Jane and the class 2 beneficiaries are Paul and John. If the Annuitant dies before the annuity date, we owe Jane the proceeds if she is living at the Annuitant's death. We owe Paul and John the proceeds if they are living then but Jane is not. But if only one of them is living, we owe him the proceeds. If none of them is living, we owe the Annuitant's estate.

                        VARIABLE ACCUMULATION PROVISIONS

Purchase Payments.--An initial purchase payment of at least $1000 is payable on the contract date. Further purchase payments may be made at any time while the annuitant is living and before the annuity date. The amount of each payment after the first must be at least [ILLEGIBLE]00. We reserve the right to establish a maximum amount.

The initial purchase payment will be allocated to the subaccounts in accord with your instructions. The minimum amount of a first allocation to a subaccount is [ILLEGIBLE]00; the minimum for subsequent allocations is $100. If, after you have made at least one purchase, we receive a purchase payment without instructions, we will allocate it the same proportions as the most recent purchase payment you made.

Example 1: On the Contract Date you make a $1500 purchase and allocate $500 to each of Subaccounts A, B and C. Later in the year you send us a $900 purchase payment, but you don't tell us how it is to be applied. [ILLEGIBLE] on the most recent purchase, the one made on the Contract Date, we would make a $300 purchase for each Subaccounts A, B and C.

Example 2: If in the example above your second purchase payment had been $200 instead of $900, we would not have been able to make the purchase since there was not enough money to make a minimum purchase of $100 for each of the 3 subaccounts. In this case we would contact to find out how the purchase payment is to be applied. The purchase would be made when we receive your instructions at our Service Office.

Crediting of Subaccount Units.--This contract will be credited with the number of Subaccount Units which results from dividing (1) the amount of any purchase payment allocated to a subaccount by (2) that subaccount's Unit Value for the Business Day the purchase is made. The first purchase payment will be credited on the first Business Day which is the later of: (a) the Contract Date, (b) the date the purchase payment is received at the Service Office, or (c) the date we approve the request for the contract, or on a later date if you request and we agree. For any purchase payment after the first, the shares will be credited on the first Business Day not earlier than the day we receive it at our Service Office or on a later day if you request and we agree.

Subaccount Unit Value.--The Unit Value for a subaccount for any Business Day is found by multiplying that subaccount's Net Investment Factor for that day by its Unit Value for the last preceding Business Day. A subaccount's Net Investment Factor for any Business Day equals (1) 1.00 plus the rate of net investment income earned, after provision for taxes, for the period from the end of the last preceding Business Day to the end of the current Business Day; plus (2) the rate of asset value changes in the subaccount during the same period, minus {3) the rates of the Mortality Risk Charge and the Expense Risk Charge (which we describe on Page 5) for the number

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